Bolt Technology Corporation
4 Duke Place
Norwalk, Connecticut  06854

January 27, 2010

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Anne Nguyen Parker
Branch Chief

	Re:	Bolt Technology Corporation Registration Statement on Form S-3 File No. 333-162181

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Bolt Technology Corporation (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-162181) for Friday, January 29, 2010 at 11:00 a.m. (EST), or as soon as possible thereafter.

In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Barbara A. Young or Peter H. Struzzi, each of Levett Rockwood P.C., at (203) 222-0885.

Very truly yours,

/s/ Raymond M. Soto
Raymond M. Soto Chairman of the Board, President and Chief Financial Officer